1341 W. Mockingbird Lane • Dallas, Texas 75247 • 972-647-6700 • www.txi.com

November 29, 2012

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-4631

Re:  Texas Industries, Inc.

Definitive Proxy Statement on Form 14A

Filed August 24, 2012

File No. 1-04887

Dear Mr. Cash:

We have the following responses to the SEC staff’s comments contained in its letter to Mr. Kenneth R. Allen dated November 20, 2012. Our responses are numbered to correspond to the numbers used to designate the staff’s comments in its letter.

Equity Based Incentives, page 20

1.	We note disclosure that in determining the multiple in awarding stock options to each named executive officer, the compensation committee “considers criteria similar” to those considered in the determination of the named executive officer’s salary. In future filings, please disclose the actual criteria used in determining the multiple used in awarding stock options to each named executive officer.

We will provide the requested disclosure in future filings.

Mr. W. John Cash

Securities and Exchange Commission

November 29, 2012

Annual Incentive Plan, page 25

2.	In future filings, please clearly disclose the actual achievement of the financial goals and the formula used to determine the actual payout of the annual incentive compensation to each named executive officer. Consider the extent to which an illustrative example would assist readers in understanding how an actual payout resulted from the achievement of the goals and how the calculation of each of the components resulted in the final payout.

We will provide the requested disclosure in future filings.

Also, as you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this adequately responds the matters you inquired about. If you have further questions or comments, please contact me by telephone at (972) 647-6742 or by email at fanderson@txi.com.

Sincerely,

/s/ Frederick G. Anderson

Frederick G. Anderson
Vice President-General Counsel and Secretary